SIDLEY AUSTIN LLP 2850 QUARRY LAKE DRIVE SUITE 301 BALTIMORE, MD 21209 +1 410 559 2880 +1 202 736 8711 FAX

AMERICA ● ASIA PACIFIC ● EUROPE

September 9, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Drory

Jeffrey Gabor

Kristin Lochhead

Vanessa Robertson

Re:	Pyxis Oncology, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 4, 2021

CIK No. 0001782223

Dear Mr. Drory:

On behalf of our client, Pyxis Oncology, Inc. (the “Company”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 18, 2021, relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on August 4, 2021. We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 4, 2021

Our Portfolio, page 2

1.

We note your response to prior comment 2 regarding your inclusion of the “mAb Discovery Programs” in your pipeline table on page 3. Since your filing contains minimal discussion of these programs, it appears that these programs are not sufficiently material to your operations to warrant inclusion in the pipeline table. Please remove these programs. We will not object to a discussion of the programs below the table.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 9, 2021

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 3 and page 100 in response to the Staff’s comment to remove these programs from the pipeline table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, Stock-Based Compensation, page 93

2.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

Response: The Company respectfully advises the staff that, once it has an estimated offering price or range, it will submit a supplemental letter to assist the Staff in its review of the Company’s position with respect to its determination of any differences between the recent valuations of its common stock and the estimated offering price for its initial public offering.

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (410) 559-2881 or at arubin@sidley.com, or Frank Rahmani at (650) 565-7050 or at frahmani@sidley.com or Istvan Hajdu at (212) 839-5651 or ihajdu@sidley.com.

Sincerely,

/s/ Asher M. Rubin

Asher M. Rubin, Esq.

September 9, 2021

cc:	Lara Sullivan, Pyxis Oncology, Inc.

Frank Rahmani, Sidley Austin LLP

Istvan Hajdu, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP